UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8207

A	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	The Home Depot FutureBuilder

/s/ Ileana L. Connally
	By:	Ileana L. Connally
Member of The Home Depot
FutureBuilder Administrative Committee

THE HOME DEPOT FUTUREBUILDER

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 10, 2005

THE HOME DEPOT FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments	$2,268,277,757	$1,820,524,802
Receivables:
Participant contributions receivable	—	3,547,879
Employer contributions receivable	1,050,491	1,862,993
Other receivables	632,527	440,078

Total receivables	1,683,018	5,850,950

Total assets	2,269,960,775	1,826,375,752

Liabilities:
Accrued liabilities	427,238	335,845
Due to broker	74,911	2,078,762

Total liabilities	502,149	2,414,607

Net assets available for benefits	$2,269,458,626	$1,823,961,145

See accompanying notes to financial statements.

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THE HOME DEPOT FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$304,487,077	$465,890,642
Interest income	10,294,275	9,339,323
Dividends	13,537,441	10,303,909

Total investment income	328,318,793	485,533,874

Contributions:
Participants	212,343,895	173,416,000
Employer	106,356,506	92,543,308

Total contributions	318,700,401	265,959,308

Transfers from other plans, net	20,246,001	—

Total additions	667,265,195	751,493,182

Deductions from net assets attributed to:
Benefits paid to participants	214,863,806	132,720,781
Administrative expenses	6,903,908	3,995,450

Total deductions	221,767,714	136,716,231

Net increase	445,497,481	614,776,951

Net assets available for benefits:
Beginning of year	1,823,961,145	1,209,184,194

End of year	$2,269,458,626	$1,823,961,145

See accompanying notes to financial statements.

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THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the Company). Employees are eligible to participate in the Plan after completing 90 days of service. Participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours. Temporary employees and certain The Home Depot At-Home Services, Inc. 100% commission associates are eligible to make before-tax contributions following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining agreement. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of employees of Home Depot U.S.A., Inc.

Effective July 1, 2004, the Maintenance Warehouse FutureBuilder was merged with and into the Plan, at which time all participants in the Maintenance Warehouse FutureBuilder became participants in the Plan. Accordingly, net assets of $20,246,001 were transferred into the Plan.

(b)	Contributions

Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company’s board of directors (ESOP contributions). The Company made its final ESOP contribution in February 1999.

Under the 401(k) portion of the Plan, participants may contribute up to 50% of annual compensation on a pretax basis, as defined in the Plan, subject to regulatory limitations. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Certain The Home Depot At-Home Services, Inc. 100% commission associates are not eligible to receive matching contributions. Additional amounts may be contributed at the option of the Company’s board of directors. The Company’s matching contribution is invested based on the direction of the participant with investment in The Home Depot, Inc. Common Stock as a default if no direction is given.

Certain former participants of the Maintenance Warehouse FutureBuilder are eligible for supplemental annual matching contributions. Eligible employees employed on or before July 1, 1999 who are actively employed by The Home Depot Supply, Inc. at December 31 of each calendar year receive a matching contribution equal to 4.5% of annual compensation. Additionally, eligible employees of The Home Depot Supply, Inc. employed on or before July 1, 2004 who are actively employed by The Home Depot Supply, Inc. at December 31 of each calendar year receive a matching contribution equal to 2.5% of annual compensation. Participants must continually contribute at least 3% of compensation to the Plan in order to remain eligible for the supplemental annual matching contributions. Participants designated by the Company as highly compensated employees are not eligible to receive the supplemental annual matching contributions.

4	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting

An employee becomes 100% vested upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company before the occurrence of the events stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Years of service	Vesting percentage
3	20%
4	40
5	60
6	80
7 or more	100

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

(e)	Distributions

Upon death, disability, termination of service for any other reason, hardship, or attaining age 65, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or securities.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1%. Certain loans with terms greater than four years remain outstanding, including loans granted to former participants of the Maintenance Warehouse FutureBuilder in order to acquire a residence and certain loans rolled over from retirement plans of acquired companies.

(g)	Forfeited Accounts

Forfeited nonvested accounts are used first to reduce Plan expenses and then to reduce future employer contributions. In 2004 and 2003, $4,042,858 and $3,452,080, respectively, in forfeitures were used to reduce Plan expenses.

5	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The INVESCO Stable Value Trust contains certain investment contracts for which there is no active trading market, and as such are valued at their fair value as determined by the AMVESCAP National Trust Company. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

Participant loans are carried at cost which approximates fair value.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(3)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(5)	Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan follows:

•	The Home Depot, Inc. Common Stock – Funds are invested in common stock of The Home Depot, Inc.

•	Artisan Mid-Cap Fund – Funds are invested in a collective trust that invests in common stocks of mid-sized companies that display strong growth prospects.

•	Barclay’s Global Investors Equity Index Stock Fund – Funds are invested in a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund – Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•	INVESCO Fundamental Core Balanced Trust – Funds are invested in a collective trust that invests in a combination of equity and fixed income securities.

•	T. Rowe Price Small-Cap Stock Fund – Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

7	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

•	Templeton Foreign Fund – Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•	INVESCO Stable Value Trust – Funds are invested in a collective trust that primarily invests in short-term debt obligations that mature within one to three years.

•	The Northern Trust Company Coltv Short-Term Investment Fund – Funds are invested in a collective trust that invests in short-term, highly liquid investments.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
The Home Depot, Inc. Common Stock	$1,430,789,030	1,218,824,195
INVESCO Stable Value Trust	149,064,711	119,800,944
Artisan Mid-Cap Fund	168,490,753	118,312,764
Barclay’s Global Investors Equity Index Stock Fund	116,935,068	93,035,043

During 2004 and 2003, the Plan’s investments appreciated in fair value as follows:

	2004	2003
Net appreciation in fair value:
The Home Depot, Inc. Common Stock	$244,087,455	391,681,647
Collective trust funds	39,917,151	58,711,806
Registered investment funds	20,482,471	15,497,189

Net appreciation in fair value	$304,487,077	465,890,642

(6)	Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest.

8	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

Summarized financial information of the Master Trust as of December 31, 2004 and 2003 is as follows:

	2004	2003
Assets:
Investments	$2,271,120,324	$1,840,570,967

Receivables:
Participant contributions receivable	—	3,625,139
Employer contributions receivable	1,050,491	2,430,500
Other receivables	632,527	440,078

Total receivables	1,683,018	6,495,717

Total assets	2,272,803,342	1,847,066,684

Liabilities:
Accrued liabilities	427,238	335,845
Payable to broker	74,911	2,078,762

Total liabilities	502,149	2,414,607

Net assets available for benefits	$2,272,301,193	$1,844,652,077

Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Investment income:
Appreciation in fair value of investments:
The Home Depot, Inc. Common Stock	$244,278,095	$394,312,490
Collective trust funds	40,153,813	59,545,606
Registered investment funds	20,524,668	16,392,813

Net appreciation in fair value of investments	304,956,576	470,250,909
Dividends and interest income	23,911,954	19,757,527

Total investment income	$328,868,530	$490,008,436

9	(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2004 and 2003

(7)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2004 and 2003, the Plan held a combined total of 33,476,580 and 34,342,750 shares valued at approximately $42.74 and $35.49 per share, respectively. Additionally, dividends received by the Plan include dividends paid by The Home Depot, Inc. These transactions qualify as party-in-interest since The Home Depot, Inc. is the Plan Sponsor.

Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(8)	Plan Amendments and Other Plan Changes

Effective March 3, 2003, the investment committee of the Plan replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

Effective April 1, 2003, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to allow employees to begin making pretax contributions and rollovers after completing 90 days of service. The Plan was also amended to clarify that participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours.

Effective July 1, 2004, the Plan was amended to reflect the merger of The Maintenance Warehouse FutureBuilder with and into the Plan.

(9)	Subsequent Event

Effective April 15, 2005, the default for the Company’s matching contribution if no direction is given, is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default is the INVESCO Stable Value Fund.

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THE HOME DEPOT FUTUREBUILDER

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue	Description of investment		Current value
* The Home Depot, Inc. Common Stock	33,476,580	shares of common stock	$1,430,789,030
Artisan Mid-Cap Fund	5,699,958	units of collective trust	168,490,753
INVESCO Stable Value Trust	149,064,711	units of collective trust	149,064,711
Barclay’s Global Investors Equity Index Stock Fund	3,231,143	units of collective trust	116,935,068
INVESCO Fundamental Core Balance Trust	6,685,137	units of collective trust	72,667,435
* The Northern Trust Company Coltv Short-Term Investment Fund	39,732,745	units of collective trust	39,732,745
Dodge & Cox Stock Fund	635,927	shares of registered investment company	82,810,392
Templeton Foreign Fund	5,170,115	shares of registered investment company	63,592,409
T. Rowe Price Small-Cap Stock Fund	1,460,413	shares of registered investment company	46,265,895
Participant loans		loans with interest rates ranging from
		5.0% to 10.5% and maturity dates
		through September 5, 2019	97,929,319

Total investments			$2,268,277,757

*	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

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